SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                            FORM 11-K

                          ANNUAL REPORT

                Pursuant to Section 15(d) of the
                 Securities Exchange Act of 1934

           For the fiscal year ended December 31, 1995

                      MILLIPORE CORPORATION
  (Name of issuer of the securities held Pursuant to the Plan)

                          80 Ashby Road
                  Bedford, Massachusetts  01730
           (Address of the principal executive office
                         of the issuer)

                           SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.




                                        MILLIPORE CORPORATION
                                        EMPLOYEES' PARTICIPATION
                                        AND SAVINGS PLAN




                                        BY:/s/ Jeffrey D. Gard
                                        Jeffrey D. Gard
                                        Committee for
                                        Administration
                                        of the Millipore
                                        Corporation
                                        Employees' Participation
                                        and
                                        Savings Plan



Date:       June 20, 1996

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

         For the Years Ended December 31, 1995 and 1994

         MILLIPORE CORPORATION EMPLOYEES' PARTICIPATION
                        AND SAVINGS PLAN

    Index to Financial Statements and Supplemental Schedules




Financial Statements and Exhibits

                                                 Page

Report of Independent Accountants                 F-1


Statements of Net Assets Available for Plan Benefits at
December 31, 1995 and 1994                        F-2


Statement of Changes in Net Assets Available for Plan
Benefits for the year ended December 31, 1995     F-3


Notes to Financial Statements                     F-4 - F-16


Schedule of Assets Held for Investment at
December 31, 1995                                 F-17 - F-19


Schedule of Reportable Transactions for the year
ended December 31, 1995                           F-20


Consent of Independent Accountants                F-21

                Report of Independent Accountants



To the Trustees of Millipore Corporation
Employees' Participation and Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Millipore Corporation Employees' Participation and Savings Plan as of December 31, 1995 and 1994, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Millipore Corporation Employees' Participation and Savings Plan as of December 31, 1995 and 1994 and the changes in net assets available for plan benefits for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment and (2) reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund information in the statements of net assets for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Boston, Massachusetts                   Coopers & Lybrand L.L.P.
May 24, 1996

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN
 STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
                           INFORMATION
                   December 31, 1995 and 1994

                              1995
                Millipore    AIM Ltd                  F&G      Investment
                  Stock     Maturity    Balanced      GIC      Co of Amer    Loan
                   Fund       Fund        Fund        Fund        Fund       Fund
Assets
Investments, at
fair value:
Common stock of
Millipore
Corporation,
87,719 shares
with a
cost of         $3,607,444 $          -  $        -  $       -   $       -  $          -
$1,807,599
Other              247,952    6,236,713  45,000,327   2,693,618    4,625,106          -
Investments
Participant              -          111         109          -           782  2,608,539
loan receivable

Contributions
receivable:
Participation           -           -     3,494,659          -            -         -
Plan
Savings Plan:
Employee            80,665       74,164     118,693      26,297       47,374         -
contrib.
Employer            10,750       15,206      15,873       8,766       14,865         -
contrib.
Dividends and       27,598       29,760     522,189         222          259         -
interest


Total assets    $3,974,409    $6,355,954 $49,151,850  $2,728,903  $4,688,386 $2,608,539


Liabilities and
Net Assets
Available for
Plan Benefits

Accounts       $     9,124 $  10,630   $    99,789 $   45,052  $ 181,708  $        -
payable


Net assets
available for    3,965,285  6,345,324   49,052,061  2,683,851  4,506,678   2,608,539
 plan benefits

Total
liabilities and $3,974,409 $6,355,954  $49,151,850 $2,728,903 $4,688,386 $ 2,608,539
net assets
available for
plan
benefits









  The accompanying notes are an integral part of the financial statements.

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN
 STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
                           INFORMATION
                           (Continued)
                   December 31, 1995 and 1994

                              1995
                 Invesco     Dodge &    Vanguard        AIM       Warburg
                  Stable       Cox      S&P Index  Constellation   Pincus
                  Value     Balanced      Fund         Fund         Fund        Total
                   Fund       Fund
Assets
Investments, at
fair value:
Common stock of
Millipore
Corporation
87,719 shares
with a
cost of         $       -  $        -  $        -   $        -   $      -   $3,607,444
$1,807,599
Other            1,112,315   3,654,663   1,515,948     4,627,117  1,234,165  70,947,924
Investments
Participant             72           -          72            36          -   2,609,721
loan receivable

Contributions
receivable:
Participation            -           -           -             -          -   3,494,659
Plan
Savings Plan:
Employee            15,658      71,917      94,961        160,859     17,473    708,061
contrib.
Employer             3,731      14,199       7,368         21,836      5,808    118,402
contrib.
Dividends and          897         334         108            300         79    581,746
interest
Other stock              -           -           -              -          -     32,888
receivables

Total assets    $1,132,673 $3,741,113  $1,618,457  $  4,810,148  $1,257,525 $82,067,957

Liabilities and
Net Assets
Available for
Plan Benefits

Accounts        $  38,790  $   39,041   $  28,495   $   29,873   $   22,345 $   504,847
payable


Net assets
available for    1,093,883  3,702,072   1,589,962    4,780,275    1,235,180  81,563,110
 plan benefits

Total
liabilities and $1,132,673 $3,741,113  $1,618,457   $4,810,148   $1,257,525 $82,067,957
net assets
available for
plan
benefits









  The accompanying notes are an integral part of the financial statements.

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN
 STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
                           INFORMATION
                   December 31, 1995 and 1994

                              1994

                Millipore  Short-Term              Guaranteed
                  Common     Income     Balanced     Income      Equity      Loan
                  Stock       Fund        Fund        Fund        Fund       Fund        Total
                   Fund
Assets
Investments, at
fair value:
Common stock of
Millipore
Corp, 99,772
shares
with a cost of  $2,413,235 $       -   $        -  $       -   $        - $       -   $2,413,235
$1,802,564
Other               21,381  9,536,291   43,924,441 3,566,108    4,548,472         -   61,596,693
Investments
Participant          3,821     12,631       42,504     4,510       16,878  2,827,460   2,907,804
loan receivable

Contributions
receivable:
Participation           -           -     3,474,703         -           -          -   3,474,703
Plan
Savings Plan:
Employee            43,057     106,609      102,354     41,042      65,876         -     358,938
contribution
Employer             3,301      33,511       33,344     13,680      21,958         -     105,794
contribution
Dividends and        7,705      43,823      203,080     11,955         662         -     267,225
interest


Total assets    $2,492,500 $9,732,865  $47,780,426 $3,637,295  $4,653,846 $2,827,460  $71,124,392

Liabilities and
Net Assets
Available for
Plan Benefits

Accounts        $    8,504 $   2,684   $   46,129  $   34,918   $  10,579 $        -  $   102,814
payable


Due to             316,738         -            -           -           -          -      316,738
Millipore Corp.

Total              325,242      2,684      46,129      34,918      10,579          -      419,552
liabilities

Net assets
available for    2,167,258  9,730,181   47,734,297  3,602,377   4,643,267  2,827,460   70,704,840
plan benefits

Total
liabilities and $2,492,500 $9,732,865  $47,780,426 $3,637,295  $4,653,846 $2,827,460  $71,124,392
net   assets
available for
plan benefits









  The accompanying notes are an integral part of the financial statements.

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                      WITH FUND INFORMATION
                        December 31, 1995

                              1995
                   Millipore    AIM Ltd                    F&G      Investment
                     Stock     Maturity     Balanced       GIC      Co of Amer     Loan
                      Fund       Fund         Fund        Fund         Fund        Fund
Investment income:
Dividends on
Millipore          $  28,587   $       -   $        -  $        -   $        -   $      -
  Corporation
  common stock
Investment income          -           -    6,674,853           -            -          -
(Note E)
Dividends and          4,137     434,626            -     181,952      115,591    147,927
interest
Net appreciation /
   (depreciation)
in fair value      1,422,908     246,562           -           -     1,046,961          -
    of investments
Total investment   1,455,632     681,188    6,674,853     181,952    1,162,552    147,927
income
Contributions:
Company
contributions:
Participation Plan         -           -    3,494,659           -            -          -
Savings Plan          88,231     192,334      176,740     103,322      158,267          -
Employee Savings
Plan
contributions        385,405     581,462      685,495     411,152      650,199          -
Total                473,636     773,796    4,356,894     514,474      808,466          -
contributions

Waters transfers           -     (21,193)      (8,025)          -            -          -

Benefit payments    (118,978) (1,223,836)  (6,344,616) (1,057,694)    (493,349)  (222,906)

Administrative        (1,587)     (3,998)           -     (13,060)      (1,974)         -
expenses
Loans to              32,648      12,726       47,060     (72,958)      69,709   (143,942)
participants, net
Participant         (43,324)  (3,603,540)  (3,408,402)   (471,240)  (1,681,993)        -
interfund
transfers

Net increase/      1,798,027  (3,384,857)   1,317,764    (918,526)    (136,589)  (218,921)
(decrease)

Net assets
available          2,167,258   9,730,181   47,734,297   3,602,377    4,643,267   2,827,460
 for plan benefits
at January 1

Net assets
available for plan $3,965,285 $6,345,324   $49,052,061 $2,683,851   $4,506,678  $2,608,539
 benefits at
December 31


  The accompanying notes are an integral part of the financial statements.

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                WITH FUND INFORMATION (Continued)
                        December 31, 1995

                              1995
                    Invesco    Dodge &    Vanguard        AIM        Warburg
                     Stable      Cox      S&P Index  Constellation    Pincus
                     Value     Balanced     Fund         Fund          Fund       Total
                      Fund       Fund
Investment income:
Dividends on
Millipore          $      -   $      -   $       -   $        -     $      -   $   28,587
  Corporation
  common stock
Investment income         -          -           -             -            -   6,674,853
(Note E)
Dividends and        54,273     100,430     23,320         1,726       36,969   1,100,951
interest
Net appreciation /
(depreciation) in
fair value     of        -      340,096     195,791      524,614       83,739   3,860,671
investments
Total investment     54,273     440,526    219,111       526,340      120,708  11,665,062
income
Contributions:
Company
contributions:
Participation Plan        -           -          -             -            -   3,494,659
Savings Plan         27,261      80,388     30,931       104,163       30,600     992,237
Employee Savings
Plan
contributions       140,448     459,720    155,505       596,272      174,083   4,239,741
Total               167,709     540,108    186,436       700,435      204,683   8,726,637
contributions

Waters transfers          -           -          -             -            -     (29,218)

Benefit payments     (4,701)     (2,185)    (2,369)         (779)        (535) (9,471,948)

Administrative       (8,941)       (802)      (449)       (1,034)        (418)    (32,263)
expenses
Loans to            (16,479)       3,704      5,855        46,827      14,850           -
participants, net
Participant          902,022   2,720,721   1,181,378    3,508,486     895,892           -
interfund
transfers

Net increase/      1,093,883  3,702,072   1,589,962    4,780,275    1,235,180  10,858,270
(decrease)

Net assets                -           -           -            -            -  70,704,840
available
 for plan benefits
at January 1

Net assets
available for plan $1,093,883 $3,702,072 $1,589,962  $ 4,780,275   $1,235,180 $81,563,110
 benefits at
December 31


  The accompanying notes are an integral part of the financial statements.

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

                  Notes to Financial Statements


A.   Description of the Plan

     The Millipore Corporation Employees' Participation and Savings Plan-1994 Restatement (the Plan) is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan includes a profit participation feature (Participation Plan), which covers U.S. and Puerto Rico employees who have at least two years continuous service with Millipore Corporation (the Company), and a savings plan feature (Savings Plan), which covers only U.S. employees who have one year of continuous service with the Company. The Plan is administered by a Committee (the Commitee), consisting of at least 5 members, appointed by the Board of Directors.

     Under the Participation Plan, the Company makes discretionary contributions to the Plan of a percentage of the Company's profits as designated by the Company's Board of Directors. Contributions are allocated to participants' accounts based on participants' compensation during the year for which the contribution is made and are invested in the Balanced Fund. The Participation Plan is integrated with the Retirement Plan for Employees of Millipore Corporation (Retirement Plan), a separate plan, which provides guaranteed retirement income levels to the extent such income levels are not provided by the Participation Plan.

     Under the Savings Plan, participants may make voluntary contributions of up to 12% of their eligible compensation. Prior to April 1, 1987 all participants with 10 or more years of service would receive a Company match of 25% of their contributions. Participants with less than 10 years of service would receive a Company match of 25% of their contribution up to 6% of their eligible compensation. Effective April 1, 1987, the Company changed its matching contribution policy for participants with 10 or more years of service -- such participants receive a Company match of 50% of their contribution up to 6% of their eligible compensation.

     Contributions under the Savings Plan and the Company's matching amount may be invested, at the participants' election, in the Balanced Fund, the AIM LTD Maturity Fund (formerly known as the Short-Term Income Fund), the
     Investment  Company of America Fund (formerly known  as  the
     Equity Fund), the F&G GIC Fund (formerly known as the Guaranteed Income Fund), the Invesco Stable Value Fund, the Dodge & Cox Balanced Fund, the Vanguard S&P Index Fund, the AIM Constellation Fund, the Warburg Pincus Fund, or the Millipore Common Stock Fund. Participants are generally allowed to borrow from the Plan the amounts contributed by them and the Company's matching amount.

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

            Notes to Financial Statements (Continued)


A.   Description of the Plan (Continued)

     Borrowings are evidenced by interest bearing promissory notes and are reflected in the Loan Fund net of principal repayments. All interest payments are credited to the participant's account. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lessor of, (1) the amount of their total account (excluding the Participation Plan account), (2) the greater of $10,000 or one-half of their total account; or (3) $50,000 reduced by the excess (if any) of (a) the highest outstanding balance of loans from the Plan during the 1-year period ending on the day before the date on which such loan was made, over (b) the outstanding balance of loans from the Plan on the date on which such loan was made. Loan terms range from 1-5 years. Each loan shall bear interest at a standard rate established by the Committee. The current interest rate is 5.5 %.

     All contributions (both employee and employer), and income earned thereon, under both sections of the Plan, are fully and immediately vested. Participants who are 59 1/2 years or older may at any time withdraw amounts contributed by them as well as income earned thereon.

     In the event of a participant's death, termination or retirement, all amounts contributed to the Plan by, or on behalf of the participant, including income earned thereon, will be distributed in a lump sum to the participant or beneficiary. Participation Plan contributions in such cases and income earned thereon may be transferred to the Retirement Plan for distribution in accordance with its provisions.

     A detailed description of the Plan is available upon request at the Company's headquarters in Bedford, Massachusetts.

B.   Summary of Significant Accounting Policies

     Basis of Accounting

     The financial statements of the Plan are prepared under the accrual method of accounting.

     Investment Valuation

     Money market funds are valued at cost, which approximates fair market value. Mutual funds are recorded at their net asset value, which approximates fair market value. Common stocks are valued at the last reported sales price on the last business day of the year if traded on a national securities exchange or the last reported bid price as of the last business day of the year if traded on the over-the-counter market. Insurance contracts are valued at contract value. Participant loans are valued at cost which

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

            Notes to Financial Statements (Continued)



B.   Summary of Significant Accounting Policies (Continued)

     approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Realized gains and losses on sales of securities are based on average cost. The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     Dividend and Interest Income

     Dividend  income  is  recorded  on  the  ex-dividend   date.
     Interest income is recorded as earned on an accrual basis.

     Contributions

     Contributions from the Company under the Participation Plan are accrued and paid annually based upon a determination by the Board of Directors of the Company in accordance with the provisions of the Plan.

     Payment of Benefits

     Benefits are recorded when paid.

     Reclassifications

     Certain  reclassifications have  been  made  to  prior  year
     financial   statements   to  conform   with   current   year
     presentation.

C.   Investment Programs

     The Plan's assets are invested among ten investment funds and a loan fund. Five of these investment funds are new as of April 1995. The mix of investments within each fund is determined by the Trustees of the Plan. Company contributions to the Participation Plan are invested in the Balanced Fund. Upon enrollment in the Plan, a participant may direct employee contributions and matching company contributions, as well as change their investment options monthly, in any of the following options:

     Millipore Common Stock Fund:

     This  fund's  investments consist  primarily  of  Millipore
     Common Stock. Shares held in 1994 have been restated to reflect the 2 for 1 stock split effected by the Company in 1995.

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

            Notes to Financial Statements (Continued)


C.   Investment Programs (Continued)

     AIM LTD Maturity Fund (formerly Short-Term Income Fund):

     Investments of this fund include fixed income securities of money market funds and mutual funds that are invested solely in United States Treasury Securities.

     Balanced Fund:

     Investments of this fund include money market funds, and mutual funds and are intended to provide a mixture of capital growth and income.

     F&G GIC Fund (formerly Guaranteed Income Fund):

     Investments of this fund include a pension group annuity with a fixed rate of interest which is determined annually.

     Investment Co. of America (formerly Equity Fund):

     This fund invests primarily in common stocks but may also invest in high-quality convertibles and debt securities.

     Invesco Stable Value Fund:

     This  is  a  new fund in 1995.  Investments  of  this  fund
     include   money  market  funds  and  mutual  funds   to   provide
     stability between principal and income.

     Dodge & Cox Balanced Fund:

     This  is  a  new fund in 1995.  Investments  of  this  fund
     include   a  mixture  of  stocks  and  bonds  to  seek  long-term
     growth.

     Vanguard S&P Index Fund:

     This is a new fund in 1995.  This fund invests primarily in
     stocks  and seeks to match the investment performance of      the
     Standard  &  Poor's 500 Composite Stock Price  Index,  an   index
     emphasizing large company stocks.

     AIM Constellation Fund:

     This is a new fund in 1995. This fund invests in small and medium size company stocks to seek capital appreciation.

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

            Notes to Financial Statements (Continued)


C.   Investment Programs (Continued)


     Warburg Pincus International Fund:

     This is a new fund in 1995.  This fund invests at least 65%
     in  foreign common stocks and up to 35% in domestic      equities
     to seek capital appreciation.


     Loan Fund:

     This fund consists of amounts borrowed by participants less principal repayments. Loans to participants are reflected as an increase in Loan Fund equity and as a decrease in the equity of the investment fund from which the loan was made. Repayments, conversely, reduce loan fund equity and increase the respective investment fund's equity. Interest paid to the  Plan  on  loans  to participants  is  credited  to  the
     borrower's   account  in  the  investment  fund   to   which
     repayments are allocated.



     Millipore Common Stock Fund
     The Millipore Common Stock Fund's investments at December
     31, 1995 and 1994 are summarized as follows:
                     ------ 1995 -------       -------- 1994 -------
                       Cost     Fair Value       Cost      Fair Value
     Short-term    $  247,952   $  247,952   $   21,381   $   21,381
     investments
     Common stocks  1,807,599    3,607,444    1,802,564    2,413,235
     Total         $2,055,551   $3,855,396   $1,823,945   $2,434,616
     investments


     AIM LTD Maturity Fund (formerly Short-Term Income Fund)
     The AIM LTD Maturity Fund's investments at December 31, 1995 and 1994 are summarized as follows:

                    ------- 1995-------       ------ 1994 -------
                     Cost      Fair Value      Cost      Fair Value
     Short-term   $6,213,981  $6,236,713    $9,778,157  $9,536,291
     investments

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

            Notes to Financial Statements (Continued)


C.   Investment Programs (Continued)


     Balanced Fund
     The Balanced Fund's investments at December 31, 1995 and
     1994 are summarized as follows:

                         ------- 1995 ------        -------- 1994 ------
                          Cost      Fair Value        Cost      Fair Value
     Short-term       $46,651,202   $46,590,542   $45,126,351  $44,493,401
     investments
     Mutual funds       4,471,756     5,592,443     5,335,849    5,670,989
     Total            $51,122,958   $52,182,985   $50,462,200  $50,164,390
     investments
     Less:Retirement  (7,034,254)   (7,182,658)   (6,276,993)  (6,239,949)
     Plan
     Net Investments  $44,088,704   $45,000,327   $44,185,207  $43,924,441



     F&G GIC Fund (formerly Guaranteed Income Fund)
     The F&G GIC Fund's investments at December 31, 1995 and 1994 are summarized as follows:

                     ------ 1995 ------        -------- 1994--------
                     Cost       Contract        Cost     Contract Value
                                 Value
     Short-term   $   18,114  $   18,114    $   85,450   $   85,450
     investments
     Insurance     2,675,504   2,675,504     3,480,658    3,480,658
     contracts
     Total        $2,693,618  $2,693,618    $3,566,108   $3,566,108
     investments

     Investment Co. of America (formerly Equity Fund)
     The Investment Co. of America's investments at December 31,
     1995 and 1994 are summarized as follows:

                    ------- 1995 -------        ------- 1994--------
                      Cost      Fair Value       Cost      Fair Value
     Short-term   $   21,216   $   21,216     $ 161,674   $  161,674
     investments
     Mutual funds  3,821,727    4,603,890      4,327,950   4,386,798
      Total       $3,842,943   $4,625,106     $4,489,624  $4,548,472
     investments

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

            Notes to Financial Statements (Continued)


C.   Investment Programs (Continued)


     Loan Fund
     The Loan Fund's investments at December 31, 1995 and 1994 are summarized as follows:

                   ------- 1995 ------      ------ 1994---------
                    Cost     Fair Value       Cost    Fair Value
     Participant  $    -     $2,608,539     $      -   $2,827,460
     Loans (5.5%)


     Invesco Stable Value Fund
     The Invesco Stable Value Fund is a new fund in 1995.
     Investments at December 31, 1995 are summarized as follows:

                      ------- 1995 -------
                       Cost       Contract
                                    Value
     Short-term
     investments   $   1,563    $   1,563
     Insurance     1,110,752    1,110,752
     Contracts
      Total        $1,112,315   $1,112,315
     investments


     Dodge & Cox Balanced Fund
     The Dodge & Cox Balanced Fund is a new fund in 1995.
     Investments at December 31, 1995 are summarized as follows:

                      ------- 1995 -------
                       Cost      Fair Value
     Short-term    $   41,979   $   41,979
     investments
     Mutual funds   3,327,192    3,612,684
      Total        $3,369,171   $3,654,663
     investments

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

            Notes to Financial Statements (Continued)


C.   Investment Programs (Continued)


     Vanguard S&P Index Fund
     The Vanguard S&P Fund is a new fund in 1995. Investments at December 31, 1995 are summarized as follows:

                        ------- 1995 -------
                          Cost    Fair Value
     Short-term        $    3,054 $    3,054
     investments
     Mutual funds       1,320,477  1,512,894
      Total            $1,323,531 $1,515,948
     investments


     AIM Constellation Fund
     The AIM Constellation Fund is a new fund in 1995.
     Investments at December 31, 1995 are summarized as follows:

                        ------- 1995 -------
                          Cost    Fair Value
     Short-term        $   38,734 $   38,734
     investments
     Mutual funds       4,211,954  4,588,383
      Total            $4,250,688 $4,627,117
     investments


     Warburg Pincus Fund
     The Warburg Pincus Fund is a new fund in 1995. Investments at December 31, 1995 are summarized as follows:

                        ------- 1995 -------
                          Cost     Fair Value
     Short-term        $   18,280 $   18,280
     investments
     Mutual funds       1,132,146  1,215,885
      Total            $1,150,426 $1,234,165
     investments

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

            Notes to Financial Statements (Continued)



C.   Investment Programs (Continued)


     Significant Investments

     The  following table presents investments that  represent  5 percent or more of the Plan's total net assets as of December 31, 1995.


                                   1995

Balanced Fund Investments          $45,000,436

AIM Ltd. Maturity Treas. Shares      6,216,189


Investment Co. America               4,603,890


AIM Equity FDS Constellation         4,588,383





     Participation  and  Non-Participation  Directed   Investment
     Programs

     In September of 1994, the American Institute of Certified Public Accountants issued Practice Bulletin 12, which is an interpretation of paragraph 3.23k of the Audit and Accounting Guide - "Audits of Employee Benefit Plans" ("the Guide"). The Bulletin is effective for plan years beginning after December 15, 1993 . If an investment fund option contains both participant-directed and nonparticipant-directed investments, the participant-directed and nonparticipant-directed portions should be disclosed separately. All fund options are participant-directed except for the Balanced Fund. The following is a schedule of the Balanced Fund's statements of net assets available for plan benefits and statement of changes in net assets.

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

            Notes to Financial Statements (Continued)


C.   Investment Programs (Continued)

                        December 31, 1995                        December 31, 1994
              Participant Nonparticip.               Participant  Nonparticip.
Balanced Fund  Directed     Directed       Total       Directed     Directed      Total
Assets
Other         $5,400,039  $39,600,288   $45,000,327  $7,906,399   $36,018,042  $43,924,441
Investments
Loan                 109            -           109      42,504             -       42,504
repayment
receiv.

Contribution
Receivable:
Participation          -    3,494,659     3,494,659           -     3,474,703    3,474,703
Plan
Savings Plan:
 Employee        118,693            -       118,693     102,354             -      102,354
contribution
 Employer         15,873            -        15,873      33,344             -       33,344
contribution
Dividends and     62,663      459,526       522,189      36,554       166,526      203,080
Interest
Total Assets  $5,597,377  $43,554,473   $49,151,850  $8,121,155   $39,659,271  $47,780,426

Liabilities &
Net Assets
Available
for Plan Benefits
Accounts
payable       $  11,975   $   87,814    $    99,789  $    8,303   $    37,826  $    46,129



Net assets
available for  5,585,402   43,466,659    49,052,061   8,112,852    39,621,445   47,734,297
plan benefits


Total
liabilities & $5,597,377  $43,554,473   $49,151,850  $8,121,155   $39,659,271  $47,780,426
net assets
available for
plan benefits

                                         December 31, 1995
                              Participant Nonparticipant
Balanced Fund                  Directed      Directed        Total

Investment Income              $917,807   $5,757,046      $6,674,853


Company contributions:
 Participation plan                   -    3,494,659       3,494,659
 Savings plan                   176,740            -         176,740
Employee savings plan
 contributions                  685,495            -         685,495

Waters transfers                (8,025)            -          (8,025)

Benefit Payments                (938,125)  (5,406,491)    (6,344,616)
Loans to participants, net       47,060            -          47,060
Participant                   (3,408,402)          -      (3,408,402)
interfund transfers

Net increase/(decrease)       (2,527,450)   3,845,214      1,317,764


Net   assets  available  for   8,112,852   39,621,445     47,734,297
plan benefits at Jan. 1

Net   assets  available  for   $5,585,402 $43,466,659    $49,052,061
plan benefits at Dec. 31

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

            Notes to Financial Statements (Continued)



D.   Retirement Plan Investments

     The assets of the Plan and the assets of the Retirement Plan are commingled and jointly invested in the Balanced Fund.
     The Retirement Plan's share of the investments of the Balanced Fund consists of contributions, net of benefits paid, and a pro rata share of income earned of approximately 14% and 12% of the Fund's investments at December 31, 1995 and 1994 respectively.


E.   Investment Income

     Income earned on commingled investments of the Balanced Fund
     (Note D) for the year ended December 31, 1995.


     Interest and dividends        $3,046,590

     Realized gain on sales of
     investments                   3,363,508

     Unrealized appreciation of
     investments                   1,357,836

     Expenses                      (92,833)

     Total net investment income   $7,675,101

     Portion attributable to the   $6,674,853
     Plan

    Income earned by each fund, including realized and unrealized gains and losses on investments, is allocated to participants' accounts based on their pro rata share of contributions and income earned thereon. At December 31, 1995, there were 449 employees participating in Millipore Common Stock Fund, 522 in the AIM LTD Maturity Fund (formerly Short-Term Income Fund), 1,651 in the Balanced Fund, 310 in the F&G GIC Fund (formerly Guarantee Income
    Fund), 495 in the Investment Co. of America Fund (formerly Equity Fund), 169 in the Invesco Stable Value Fund, 394 in the Dodge & Cox Fund, 222 in the Vanguard S&P Index Fund, 469 in the AIM Constellation Fund, and 202 in the Warburg Pincus Fund. There were 404 participants with loans outstanding from the Loan Fund at December 31, 1995. Employees are permitted to invest in more than one fund.

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

            Notes to Financial Statements (Continued)



F. Reconciliation of Financial Statements to Form 5500

   The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                               1995         1994
   Net assets available for plan benefits
   per the financial statements            $81,563,110    $70,704,840
   Amounts allocated to withdrawing part   (1,142,676)    (2,323,852)
   Net Assets available for benefits       $80,420,434    $68,380,988
    per the Form 5500

   The following is a reconciliation of benefit payments per the statement of changes in net assets available for plan ben efits to the Form 5500 for the year ended
   December 31, 1995:

                                                            1995
        Benefit payments per the statement of changes
          in net assets available for plan benefits    $9,471,948
         Add:  Amounts allocated to withdrawing
          participants at December 31, 1995             1,142,676
        Less:  Amounts allocated to withdrawing
          participants at December 31, 1994            (2,323,852)
        Benefits paid to participants                  $8,290,772
         per the Form 5500

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

G.   General Termination Condition

     While the Company has not expressed any intent to discontinue its contribution under the participation feature of the Plan, it is free to do so at any time under the current provisions of the Plan. In the event of a permanent discontinuance of Company contributions under the participation feature of the Plan, dissolution of the Company, acquisition of the Company by an unaffiliated Company or vote by the Company's Board of Directors to discontinue the Plan, the Plan shall be deemed terminated and each participant shall be entitled to an immediate distribution of his account.

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

            Notes to Financial Statements (Continued)



H.   Tax Status

     The Internal Revenue Service has determined and informed the Company by a letter dated April 28, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

     Amounts contributed to the Plan by a participant or by the Company on behalf of a participant up to the amount deferrable under the Code are generally not included in the participant's gross income in the year of the contribution. Participants are not subject to federal income tax on income credited to their account nor can they deduct losses charged to their account until distributions are made to them. A participant or beneficiary may, in certain circumstances, defer payment of federal income taxes on all or a portion of distributions from the Plan by transferring all or a portion of the distribution to an individual retirement account or other qualified plan.

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

Item 27a - Schedule of Assets Held for Investment Purposes as of
                        December 31, 1995


                                                       Fair
Security Description        Units         Cost        Value

MILLIPORE  COMMON  STOCK
FUND
Money Market:
Provident        Instit.     247,952  $  247,952   $ 247,952
FDS/Tempfund
Total Money Market                       247,952     247,952
Common Stock:
Millipore          Corp.      87,719   1,807,599   3,607,444
**
Total Common Stock                     1,807,599   3,607,444
TOTAL FUND INVESTMENTS                $2,055,551  $3,855,396


AIM LTD MATURITY FUND
Provident        Instit.      20,524  $   20,524  $   20,524
FDS/Tempfund
AIM Ltd. Maturity Treas.     616,074   6,193,457   6,216,189
Shares
Participant         loan           -          -          111
receivable
TOTAL FUND INVESTMENTS                $6,213,981  $6,236,824

BALANCED FUND
Money Market:
Provident        Instit.  12,655,486  $12,655,486  $12,655,486
FDS/Tempfund
Vanguard  MM Reserve  US     501,358      501,358      501,358
Treas
Aim  S-T Investment  Co.     563,858      563,858      563,858
Prime
AIM Ltd. Maturity Treas.   1,532,448    15,523,056   15,462,396
Shares
Putnam Money Market          158,413       158,413      158,413
Cash  Management  Treas.     434,452       434,452      434,452
America
U.S.   Treas  Bill   DTD   6,500,000     6,167,292    6,167,292
1/11/96
U.S.   Treas  Bill   DTD   1,000,000       975,593      975,593
3/7/96
U.S.   Treas  Bill   DTD  10,000,000     9,671,694    9,671,694
5/30/96
Total Money Market                      46,651,202   46,590,542

Mutual Funds:
AMCAP Fund                45,162          524,435      617,365
Investment Co. of Amer.   29,016          446,198      627,026
Putnam  FD For Growth  &  39,643          484,383      641,828
Income
Twentieth Century Inv. -  29,092          513,735      564,102
Growth
Twentieth Century Inv. -  16,594          607,230      591,068
Select
Washington  Mutual  Inv.  20,297          290,260      445,914
FD Inc.
Vanguard/Windsor    Fund  27,638          369,687      401,575
Inc.
Vanguard   Index   TR500  11,494          463,739      662,047
Portfolio
American Mutual FD Inc.   17,326          334,712      421,535
AIM Weingarten Fund       34,968          437,377     619,983
Total Mutual Funds                      4,471,756   5,592,443

TOTAL FUND INVESTMENTS                $51,122,958  $52,182,985

LESS:  Retirement Plan                (7,034,254)  (7,182,658)
TOTAL PLAN INVESTMENTS                $44,088,704  $45,000,327
Participant         loan  -                    -          109
receivable
TOTAL PLAN INVESTMENTS                $44,088,704  $45,000,436

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

Item 27a - Schedule of Assets Held for Investment Purposes as of
                  December 31, 1995 (continued)

                                                       Fair
Security Description      Units          Cost         Value

F&G GIC FUND
Money Market:
Provident     Instit.     18,114     $  18,114     $  18,114
FDS/Tempfund
Total Money Market                      18,114        18,114
Insurance Contract:
Fidelity  &  Guaranty  2,675,504     2,675,504     2,675,504
Life Ins. Co.
Total       Insurance                2,675,504     2,675,504
Contract
TOTAL            FUND                $2,693,618   $2,693,618
INVESTMENTS

INVESTMENT   CO.   OF
AMERICA
Money Market:
Provident     Instit.     21,216     $  21,216     $  21,216
FDS/Tempfund
Total Money Market                      21,216        21,216
Mutual Fund:
Investment Co. Amer.   213,044       3,821,727     4,603,890
Total Mutual Fund                    3,821,727     4,603,890
Participant      loan  -                     -           782
receivable
TOTAL            FUND                $3,842,943    $4,625,888
INVESTMENTS

INVESCO STABLE  VALUE
FUND
Money Market:
Provident     Instit.  1,563         $   1,563     $   1,563
FDS/Tempfund
Total Money Market                       1,563         1,563
Insurance Contract:
Invesco Stable  Asset  1,110,752     $1,110,752    $1,110,752
Value
Total       Insurance                1,110,752     1,110,752
Contract
Participant      loan  -                     -            72
receivable
TOTAL            FUND                $1,112,315    $1,112,387
INVESTMENTS

DODGE  & COX BALANCED
FUND
Money Market:
Provident     Instit.  41,979        $  41,979     $  41,979
FDS/Tempfund
Total Money Market                      41,979        41,979
Mutual Fund:
Dodge  & Cox Balanced  66,166        $3,327,192    $3,612,684
Fund
Total Mutual Fund                    3,327,192     3,612,684

TOTAL            FUND                $3,369,171    $3,654,663
INVESTMENTS

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

Item 27a - Schedule of Assets Held for Investment Purposes as of
                  December 31, 1995 (continued)

                                                       Fair
Security Description      Units          Cost         Value

VANGUARD  S&P   INDEX
FUND
Money Market:
Provident     Instit.  3,054         $   3,054     $   3,054
FDS/Tempfund
Total Money Market                       3,054         3,054

Mutual Fund:
Vanguard Index  TR500  26,266        $1,320,477    $1,512,894
Portfolio
Total Mutual Fund                    1,320,477     1,512,894
Participant      loan  -                     -            72
receivable
TOTAL            FUND                $1,323,531    $1,516,020
INVESTMENTS

AIM     CONSTELLATION
FUND
Money Market:
Provident     Instit.  38,734        $  38,734     $  38,734
FDS/Tempfund
Total Money Market                      38,734        38,734
Mutual Fund:
AIM     Equity    FDS  203,838       $4,211,954    $4,588,383
Constellation
Total Mutual Fund                    4,211,954     4,588,383
Participant      loan  -                     -            36
receivable
TOTAL            FUND                $4,250,688    $4,627,153
INVESTMENTS

WARBURG PINCUS FUND
Money Market:
Provident     Instit.  18,280        $  18,280     $   18,280
FDS/Tempfund
Total Money Market                      18,280         18,280

Mutual Fund:
Warburg Pincus Equity  61,909        $1,132,146    $1,215,885
Total Mutual Fund                    1,132,146     1,215,885

TOTAL            FUND                $1,150,426    $1,234,165
INVESTMENTS

LOAN FUND
Participant     Loans  -             $       -     $2,608,539
(Int  rate  of  5.5%)
**

TOTAL            FUND                $       -     $2,608,539
INVESTMENTS

TOTAL INVESTMENTS                    $70,100,928   $77,165,089


**Parties-in-interest.

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

Line 27d - Schedule of Reportable Transactions for the year ended
                        December 31, 1995


When the assets of two or more plans are maintained in one trust (Master Trust), such as the Balanced Fund, which holds assets for both the Savings and Participation Plan and Retirement Plan, the value of plan assets held in the Master Trust are subtracted from the current value of all plan assets at the beginning of the plan year  in  determining the 5% limitation. The following securities
were   traded  during  the  year  ended  December  31,  1995   in
transactions or series of transactions that were in excess of  5%
of the Participation Plan total assets excluding the assets of the Balanced Fund at January 1, 1995.


                                         Sales
Description of Security   Purchase     Proceeds     Gain /
                            Cost                    (Loss)
Single transactions:
Provident Institutional  $1,750,000   $1,750,000   $       -
Provident Institutional   1,750,000    1,750,000           -
AIM  Ltd  Mat  Treasury   1,768,279    1,750,000      18,279
Shares


Series of transactions:
Provident Institutional  28,533,972   28,533,972           -
AIM  Ltd  Mat  Treasury   3,490,679    3,472,642      18,037
Shares
Dodge & Cox Balanced      3,327,192    3,327,192           -
Invesco Stable Value      1,206,208    1,206,208           -

               CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the registration statement of Millipore Corporation on Form S-8 (File No. 2-85698) of our report dated May 24, 1996 on our audit of the financial statements of the Millipore Corporation Employees' Participation and Savings Plan as of December 31, 1995 and 1994, and for the year ended December 31, 1995 which report is included in this Annual Report on Form 11-K.




                                        Coopers & Lybrand L.L.P.


Boston, Massachusetts
June 20, 1996